Exhibit 99.2

Financial Results as of and for the Years ended December 31, 2004 and 2005

Please refer to Item 3 of Exhibit 99.5 included in this submission on Form 6-K for the 2004/2005 financial results. The 2004/2005 financial results restate certain line items of the Company’s previously issued financial statements to take into account:

•	the former Chairman embezzlement;

•	Revenue recognition adjustments; and

•	Company’s change in its depreciation policy from the declining balance method to straight line method.